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www.pearson.com

4 February 2005

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019



Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

***Press Releases:-***
*14 December - FT Interactive Data launches enhanced FTS service*
*14 December – Retos Cartera proposes cash offer for Recoletos*
*23 December – Statement re the TSA contract*
*10 January – Financial Times appoints Michael Rzesnitzek as Managing Director, EMEA*
*11 January – eSignal adds new European Market Data and News to eSignal 7.8 Release*
*19 January – FT Interactive Data reaches milestone with more than 100 clients ……*
*19 January – Pearson trading update January 2005*
*31 January – Peter Jovanovich to step down from Pearson Education*

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Secretary



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9


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# Press releases



14 December 2004

**FT Interactive Data launches enhanced FTS service**

FTS, FT Interactive Data's online portfolio administration tool, has been redesigned to give customers enhanced speed, functionality and clearer data presentation

FT Interactive Data, the major operating subsidiary of Interactive Data Corporation (NYSE: IDC) and a leading supplier of financial information and analytical software to global markets, has re-launched FTS, its flexible online portfolio administration tool. FTS now offers an enhanced look plus superior speed and functionality enabled by recent advances in web technology. The new design gives the FTS site a modern, streamlined appearance whilst providing the end user with improved page layouts, clearer data presentation, simplified navigation and faster page loading.

An easy-to-use web-based tool, FTS provides desktop access to intra-day and end-of-day market data from over 180 exchanges and other sources around the world, spanning both developed and emerging markets. Asset classes include equities, debt, funds, indices, foreign exchange, derivatives, commodities and futures. Extensive data fields are available, providing excellent depth of detail.

FTS provides access to daily evaluations for thousands of fixed income securities, irrespective of whether trades have occurred, as well as access to approximately 1.3 million US fixed income securities. Intra-day spot rates covering 172 currencies against the six major currencies, and intra-day forward rates for 39 currencies, are also available. Intra-day exchange listed security pricing is supplied every half-hour.

The comprehensive corporate action information - available in ISO 15022 format - includes rights issues, scrip issues, mergers and acquisitions, and redemptions. Corporate actions tracking is made easier through the 'securities alert' report which monitors a portfolio and informs the user when corporate actions are occurring, and the 'events diary' report which reminds the user when an event is about to occur.

Tim Fox, FT Interactive Data's FTS product marketing manager, said: "The new look FTS is an exciting development - intuitive web technology provides easy navigation and a simple function allows the user to build a page containing data available for any selected security. The data is displayed on one screen and hidden behind section headings that can be expanded or reduced by the click of a mouse."

Data can be downloaded into in-house or third party software in a format to suit the user or a customised service can be requested. FTS also allows the user to maintain a portfolio of securities online or via FTP, against which data files and

corporate action reports can be generated.

The new and improved version of FTS view facility is now available.

**Further information**

Sue Mitchell, FT Interactive Data

Tel: +44 (0) 20 7825 8076 Email: sue.mitchell@ftid.com

**About Interactive Data**

Interactive Data Corporation (NYSE: IDC) is a leading global provider of securities pricing, financial information and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management and valuation activities.

Interactive Data is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge and eSignal, Interactive Data has approximately 1,800 employees in offices located throughout North America, Europe, Asia and Australia. Pearson plc

(LSE: PSON; NYSE: PSO), an international media company whose businesses include the Financial Times Group, Pearson Education and the Penguin Group, owns approximately 60 per cent of the outstanding common stock of Interactive Data Corporation.

FT Interactive Data, the major operating subsidiary of Interactive Data Corporation, is a leading provider of financial information and analytical software to global markets. FT Interactive Data supplies global securities pricing, evaluations, dividend, corporate action and descriptive information designed to support mutual funds' pricing activities, securities operations, research and portfolio management. FT Interactive Data collects, edits, maintains and delivers data on more than 3.5 million securities, including daily evaluations for approximately 2.5 million fixed income and international equity issues. FT Interactive Data specialises in 'hard-to-value' instruments and 'hard-to-get' information from emerging markets.

For further information please see: www.interactivedata.com


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# Press releases





14 December 2004

**Retos Cartera proposes cash offer for Recoletos**

**Retos Cartera proposes cash offer for Recoletos: values Pearson's 79% stake at €743 million**

Pearson and Retos Cartera S.A. are today announcing an agreement relating to a cash offer for Recoletos, the Spanish media group. Retos Cartera, an investment vehicle formed by a consortium of Spanish investors, proposes to make a public tender offer for the entire share capital of Recoletos valuing Recoletos at €941 million and Pearson's 79% stake at €743 million. The offer is subject to regulatory approval and is expected to be completed in the first quarter of 2005.

Retos Cartera has agreed to launch the offer at a price of €7.20 per Recoletos share, representing a 19% premium to yesterday's closing price of €6.06, and a 25% premium on an ex-cash basis. At 30 September 2004, Recoletos had net assets of €283 million including €196 million of cash. The offer to Pearson will not be conditional on acceptance by other Recoletos shareholders.

The consortium of investors behind Retos Cartera includes members of the Recoletos management team, individual Spanish investors and the Banesto banking group. Banesto and three other banks have issued guarantees in respect of Retos Cartera's cash payment obligations under the offer.

Other terms of the transaction are expected to include:

- If the consortium sells Recoletos within 18 months of completion of the offer, Pearson and other accepting shareholders would be entitled on a pro rata basis to a share of the upside above €7.20 plus agreed transaction costs, payable in cash and subject to certain conditions.

- Retos Cartera has agreed that, on completion of the offer, Recoletos will enter into a co-operation agreement with Pearson. The agreement will cover ongoing business relationships between the two groups including paper purchasing, editorial content sharing, joint printing arrangements and advertising sales. Retos Cartera has also agreed that Pearson will have a first right of refusal to buy Expansión, Spain's leading business newspaper, if Recoletos sells it within 18 months of completion of the offer.

For the first nine months of 2004, Recoletos reported sales of €198 million, EBITDA of €30 million and EBIT of €22 million. Pearson expects the disposal of its stake in Recoletos to be broadly neutral to adjusted earnings per share and return on invested capital in 2005 and to realise net cash proceeds of approximately £380 million and a net profit of approximately

£140 million. Pearson intends to use the proceeds to invest in its businesses, both organically and through bolt-on acquisitions, and to pay down debt.

Marjorie Scardino, Pearson's chief executive, said:

"The growth of Recoletos has been strong, making it a media powerhouse in Spain. Now that its strategy – in sport, lifestyle and general publications – is taking it further away from the FT Group's focus on business and financial news and information, it is time for us to part company. This transaction offers us very strong value for Recoletos and an ongoing relationship with the company we've helped to build."

Pearson was advised by Lazard and Citigroup.

**Further information**

Luke Swanson/ Charlotte Elston + 44 (0) 20 7010 2310

**About Recoletos**

Recoletos Grupo de Comunicación, S.A. was formed in 1992 through the merger of a number of publishing companies into Espacio Editorial, owner of *Marca*, in which Pearson held a 21% stake. These included the publisher of *Expansión*, 35%-owned by Pearson, and the publishers of *Telva* and *Actualidad Económica*. Since that time, Recoletos has made a number of investments in Spanish and Portuguese-language publishing and broadcast assets.

Pearson became Recoletos's majority shareholder in 1994 with 57% of the shares, and by December 1999 had increased its investment to 99% of the company. In October 2000 shares in Recoletos were listed on the Spanish Stock Exchanges, with Pearson reducing its shareholding to 79%.

Today, Recoletos is Spain's leading specialty-press publisher. Sports publishing - including *Marca*, Spain's most read daily newspaper - accounts for more than half its revenues. It also publishes *Expansión*, the leading Spanish business and finance title, and has a presence in Portugal, Argentina, Chile and the US. Earlier this year Recoletos launched Meximerica, a network of Spanish-language newspapers in the US.

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# Press releases


PE

23 December 2004

**Statement re the TSA contract**

Pearson announces that it has collected in full the outstanding receivable relating to the 2002 TSA contract.

**For more information**

Luke Swanson + 44 (0) 20 7010 2313

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# Press releases


FT

10 January 2005

**Financial Times appoints Michael Rzesnitzek as Managing Director, EMEA**

The Financial Times today announces the appointment of Michael Rzesnitzek as Managing Director for the UK, Europe, Middle East and Africa (EMEA) region.

Michael Rzesnitzek, a German national who studied in the UK and France, is currently Managing Director of FT Deutschland, Germany's fastest growing newspaper which was launched 5 years ago by the Financial Times and Gruner & Jahr.

He will join the Financial Times in February, be based in London, and report to Chief Executive Officer Olivier Fleurot.

In his new role, Mr Rzesnitzek will oversee all the FT's commercial operations in print and online in the EMEA region.

The Financial Times is Europe's leading international daily newspaper, is printed in 8 European cities (London, Leeds, Dublin, Roubaix, Frankfurt, Stockholm, Milan and Madrid), and on sale in 40 European countries.

Olivier Fleurot, CEO of the Financial Times, commented:
"Michael is a proven publisher, with strong strategic and operational skills and an excellent knowledge of the European market. Michael has done a terrific job at FT Deutschland, launching the paper 5 years ago and developing and nurturing it into Germany's fastest growing newspaper, with a circulation approaching 100,000. He will be a very strong addition to our management team, and I'm delighted he is joining us in London."

Michael Rzesnitzek commented:
"After 5 fascinating years at FT Deutschland, I'm hugely excited by the new challenge of running the FT's operations in EMEA. The Financial Times is the world's leading business newspaper brand, and I'm delighted to be joining the management team."

Michael Rzesnitzek is succeeded at FT Deutschland by new joint Managing Directors Christoph Ruth and Dr Christoph Weger. Both are senior members of the current FTD management team.

**For further information:**

Joanna Manning-Cooper, Financial Times: + 44 (0) 20 7873 4447
joanna.manning-cooper@ft.com

**Notes to Editors**

The Financial Times Group, one of the world's leading business

information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people.

The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.6 million unique monthly visitors, generating 58.2 million page views and has over 76,000 subscribers. FT.com broke even in December 2002.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia 's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
    - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media

group.

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# Press releases



11 January 2005

## eSignal adds new European Market Data and News to eSignal 7.8 Release

**eSignal caters to the London Professional Trader with Decision Support Tools including London Stock Exchange Level 2 data and expanded news coverage from AFX and Dow Jones**

eSignal, a division of Interactive Data Corporation (NYSE: IDC) and a leading provider of streaming, real-time financial market data, news, analytics and decision support tools to professional and individual traders, today announced the immediate availability of eSignal(R) 7.8.

As part of eSignal's plan to broaden its business in Europe, eSignal 7.8 now includes London Stock Exchange (LSE) Level 2 data, Euronext Equities Level 2 data, OFEX data and Bern Stock Exchange data. In addition, eSignal has completed an agreement with AFX News Limited - a leading European provider of international economic news coverage to professional and private investors - that will expand eSignal's set of current AFX offerings to include services such as dpa-AFX, German language news, and AFX-CNF. AFX-CNF is a real-time aggregation of the headlines and full text bodies delivered by all of the Primary Information Providers (PIPS), including the London Stock Exchange Regulatory News Service (RNS).

"Successful expansion into British and other European markets requires that we offer the best decision support tools for investors in these regions, with comprehensive coverage of their own national market as well as international markets," said Chuck Thompson, president of eSignal. "With critical content provided by LSE Level 2 data, AFX News and Dow Jones International News, eSignal 7.8 delivers a well-balanced combination for our European-based users to further extend their access to global markets. Our U.S.-based customers seeking to invest in international securities will also be able to access the newly added content."

David Lester, chief information officer at the London Stock Exchange, commented: "We are delighted to see eSignal supply its customers Level 2 data from the London Stock Exchange. eSignal's involvement in providing UK market data and decision support tools to investors worldwide will help further broaden awareness of the LSE in international markets."

The additional market sources included in eSignal 7.8 further expand its long list of market data and news offerings. With LSE Level 2 data, eSignal 7.8 now gives investors real-time access to the quotations of individual market makers on the London Stock Exchange. With LSE Level 2 data and the Level 2 data also now available from the Euronext Equities markets of Amsterdam, Brussels, Lisbon and Paris, investors are able to

watch trades being executed virtually instantaneously.

Also newly added to eSignal 7.8 is data from the OFEX, a U.K.-based exchange for previously unquoted and unlisted companies. With just a few hundred companies listed, the OFEX includes many firms that are considered to be fast growing, but under researched. With the inclusion of OFEX, eSignal 7.8 now provides complete coverage of UK-listed market securities - from the largest FTSE 100 company to the smallest, fastest moving, growth company.

Thanks to expanded agreements with AFX and Dow Jones, eSignal users may also receive additional European and Asian news, including local language news from both German and Dutch news services. AFX News Ltd. This is one of the world's leading financial news agencies with real-time, comprehensive business and financial news services designed to meet the requirements of the international banking and investor community.

In addition to the expanded European market news and data services, eSignal 7.8 includes several new features and extended data from U.S. and Asian markets. The extended data includes NYSE and AMEX Corporate Bonds and Osaka Stock Exchange equities and indices. Finally, customers of eSignal 7.8 will also have the opportunity to subscribe to new Add-on Studies from Fari Hamzei, www.hamzeianalytics.com and Power Tools from Teresa Lo,
www.powerswings.com

**Availability:**

eSignal 7.8 is available immediately at no cost to all registered users of eSignal and eSignal Pro. Customers may download the latest version at www.esignal.com. Additional services can be purchased online at www.esignal.com or by calling, toll free, 800.833.1228.

**About eSignal:**

The eSignal division (www.esignal.com) of Interactive Data Corporation (NYSE: IDC) (www.interactivedatacorp.com) is a leading global provider of financial and business information to professional and active individual investors. Building on a 20-year legacy of delivering time-sensitive financial information, eSignal provides streaming, real-time market data, news and analytics. eSignal's suite of products includes eSignal(R), Advanced GET(TM), MarketCenter(TM), Tahoe Charts(TM), QuoTrek(R) and FutureSource(R).

**For further information:**

eSignal
Raphel Finelli, +1 510-723-3501
rfinelli@mail.esignal.com

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# Press releases



19 January 2005

FT Interactive Data reaches milestone with more than 100 clients subscribing to its Fair Value Information service

print version 

Bedford, MA - FT Interactive Data, the major operating subsidiary of Interactive Data Corporation (NYSE: IDC) and a leading supplier of financial information to global markets, announced today it now has 108 mutual fund and mutual fund processing clients subscribing to its groundbreaking Fair Value Information Service.

Subscriptions to FT Interactive Data's Fair Value Information Service increased more than 200% in 2004. Thirty-four mutual fund companies subscribed to the Service as of January 31, 2004 as compared to the current number of 108 clients today.

A leading provider of global financial information, FT Interactive Data introduced the Service to the marketplace in August 2002 after more than two years of extensive research and development. FT Interactive Data's Fair Value Information Service is designed to provide a tool that can assist U.S. mutual fund companies in meeting their legal fair value obligations, while also reassuring investors their mutual fund company is doing everything possible to safeguard shareholder interests.

"We are extremely pleased to be able to provide this essential service to our valued clients," said Raymond D'Arcy, President, Data Delivery Products for FT Interactive Data. "Our Fair Value Information Service reflects more than 35 years of leadership providing mission-critical data to financial institutions worldwide."

**Further information**


Jeanne Murphy
00 1 781-687-8548
Jeanne.Murphy@interactivedata.com


**About FT Interactive Data**

FT Interactive Data is a leading provider of financial information and analytical software to global markets. FT Interactive Data supplies global securities pricing, evaluations, dividend, corporate action and descriptive information designed to support mutual funds' pricing activities, securities operations, research, and portfolio management. The company collects, edits, maintains, and delivers data on more than 3.5 million securities, including

daily evaluations for approximately 2.5 million fixed income and international equity issues. FT Interactive Data specializes in "hard-to-value" instruments and "hard-to-get" information from emerging markets.

Through CMS BondEdge, an affiliate of FT Interactive Data, the company is a recognized leader and independent source of fixed income portfolio analytics, risk management tools and quantitative research.

FT Interactive Data is the major operating subsidiary of Interactive Data Corporation (NYSE: IDC), a leading global provider of financial and business information to institutional and individual investors. Headquartered in Bedford, Massachusetts, Interactive Data Corporation has approximately 1,800 employees in offices throughout the world. To learn more, visit us at www.FTInteractiveData.com .

Interactive Data Corporation is approximately 60 percent owned by Pearson plc and included within its Financial Times Group. Other Financial Times Group companies include the Financial Times newspaper, FT.com and Financial Times Business. Pearson plc is an international media company with market leading businesses in education, business information and consumer publishing.


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# Press releases



19 January 2005
Pearson trading update January 2005

RELATED LINKS
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Pearson is today providing a scheduled trading update ahead of our 2004 preliminary results announcement on 28 February 2005.

Pearson remains on track to achieve underlying progress in earnings, cash and return on invested capital in 2004. We expect to report adjusted earnings per share of approximately 30p and substantial growth in free cash flow. We continue to expect a significant acceleration in our financial performance in 2005, driven by a strong outlook for our education business.

Pearson Education and the FT Group ended 2004 in line with our expectations, with our Higher Education business growing ahead of its industry for the sixth straight year and the *Financial Times* breaking even in the fourth quarter. Penguin suffered as tough trading conditions persisted through the holiday season, particularly in US mass market and backlist titles.

We expect a reduction in our interest and tax charges compared with 2003. The full year average exchange rate was £1:$1.83 (against £1:$1.63 in 2003), which will reduce our adjusted earnings per share by approximately 4p compared with last year.

We are also announcing today that we have voted our shares in MarketWatch, Inc. in favour of Dow Jones's proposed acquisition of MarketWatch. We expect to receive proceeds of approximately $100 million on completion of the transaction.

**For more information:**

Luke Swanson/ Charlotte Elston + 44 (0) 20 7010 2310

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# Press releases



31 January 2005

## Peter Jovanovich to step down from Pearson Education

Pearson announces that Peter Jovanovich, chief executive of Pearson Education and a member of the board, has decided to go on long-term medical leave.

Peter took a leave of absence for medical reasons last year and underwent a successful double lung transplant in March. He returned to work full-time in autumn 2004, but regrettably other health problems have arisen.

Marjorie Scardino, chief executive, said:

"Peter is a giant in the education publishing industry and has been a central figure in Pearson's transformation into the world's leading education company. Following such a life-changing illness, his decision to step down is easy to understand but hard to get used to. We will miss him terribly, but above all we want him to have a healthy future."

Peter Jovanovich joined Pearson in 1997 to run Addison Wesley Longman - at that time the world's sixth largest education company, with sales of £554 million and profits of £61 million. Seven years and two major acquisitions later, Pearson Education is the world leader with sales in 2003 of £2.5 billion and profits of more than £300 million.

Peter Jovanovich said:

"For over 30 years, publishing has been my vocation, and it was difficult to spend even a short time outside the industry. I now need to step back from the responsibility of running a $4bn international company. I'm proud to have played a part in building a business which faces excellent prospects over the next few years."

Pearson Education's divisional presidents will now report direct to Marjorie Scardino, as they did during Peter Jovanovich's leave of absence last year. They are:

- **Will Ethridge, President, Higher Education, International and Professional**
  Will leads Pearson's $1 billion US Higher Education business, which has grown ahead of its industry for six straight years, and Pearson's technology and professional publishing operation. In 2003 he took additional responsibility for Pearson's education operations outside the US, spanning publishing for school, college and professional students and testing and software businesses, with annual sales of approximately $1bn.

- **Steve Dowling, President, School Companies**

Steve leads Pearson's $2 billion School business. He is responsible for Pearson's market-leading operations in US school publishing, testing and software - which are increasingly offered as an integrated service for schools and districts.

- **George Werner, Chief financial and operations officer**
  George is responsible for all Pearson Education's finance and operations activities including accounting, planning and budgeting, warehousing, logistics, customer service, facilities, technology, manufacturing and inventory.

Marjorie Scardino said:

"In Will, Steve and George, we are very lucky to have three highly talented and experienced leaders. In 2004 they delivered another strong year for Pearson Education and prepared the *business for rapid growth in 2005 and beyond."*

**For more information**

Luke Swanson/ Charlotte Elston + 44 (0) 207 010 2310

**Notes to editors**

Peter Jovanovich, 55, began his career in publishing in 1972 as a college sales representative for Macmillan. He joined Harcourt Brace Jovanovich, Inc., in 1980 and ten years later was named president and CEO of HBJ (a position his father, William, held from 1954 to 1989). In 1992 he became CEO of Macmillan/McGraw-Hill School Publishing and later president of McGraw-Hill's Educational and Professional Group, overseeing school, college, professional and international publishing.

In 1997, Peter was appointed chairman and CEO of Pearson's Addison Wesley Longman. After Pearson purchased Simon & Schuster's educational and professional businesses in 1998 and NCS in 2000, Peter led their successful integrations to create the world's largest education company. Peter is chairman of the Board of the Alfred Harcourt Foundation. He lives with his wife Robin, a newspaper editor, in Rye, New York. They have two sons, Nicholas and William. Peter is a graduate of Princeton University.

**Will Ethridge**, 52, began his career in publishing in 1975 as a sales representative with Little, Brown & Company. He went on to hold editorial positions at Little, Brown until 1986, when he joined Addison Wesley as editor-in-chief of the Higher Education Business and Economics Division. In 1988, Will moved to Prentice Hall as director of marketing, and later held executive level positions at Prentice Hall as director of editorial and marketing of the College Division and president of Prentice Hall's engineering, science and math and professional technology divisions.

In 1999, shortly after Pearson's purchase of Simon and Schuster Educational Publishing, Will was appointed president

of Pearson's newly formed Higher Education and Professional Group. In this role, he oversaw the successful integration of Pearson's higher education and technology publishing companies. In 2003, he was given additional responsibility for Pearson Education's international operations.

**Steve Dowling**, 56, has 35 years of publishing experience. It includes 12 years in higher education publishing as a sales representative and editor for Harcourt Brace Jovanovich, after which he successively served as president of Academic Press College Division, Academic Press (then, the largest US-based scientific publisher), Holt Rinehart and Winston School Publishing, Videodiscovery, and Macmillan/McGraw-Hill School Division.

He joined Pearson in 1997 as president of the Addison Wesley Longman International Group. He became president of the Pearson Education International Group in 1998 when Pearson acquired Simon and Schuster's Educational and Professional Publishing Group, doubling Pearson's international business. In 2002 he became executive vice president of Pearson Education, responsible for long-term planning and acquisitions, and in 2003 he was appointed president of Pearson School Companies.

**George Werner**, 50, joined Pearson Education in 1978 where he held several corporate finance positions until becoming the business manager for the College divisions in 1984. In 1992, he became the group business manager for the Higher Education Group, and in 1998 his responsibilities were expanded to include Pearson Education's professional publishing.

Prior to his current appointment, he was executive vice president, general manager and chief operating officer of the Higher Education and Professional Publishing Group, responsible for all financial, acquisition/integration and strategic planning activities, and warehousing, customer service, technology, digital assets, production, sales and marketing support functions.

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